Semiannual Report

DECEMBER 31, 2005

Waddell & Reed Advisors Small Cap Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Small Cap Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Small Cap Fund, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended December 31, 2005. Over the period, the financial markets remained fairly resilient in the face of challenges from a variety of directions. The S&P 500 Index increased 5.77 percent during the six-month period, while the Dow Jones Industrial Average rose 5.58 percent. Bonds struggled somewhat as interest rates continued to rise, with the Citigroup Broad Investment Grade Index declining 0.04 percent over the last six months.

Between July and December, the financial markets contended with increasing energy prices, steadily rising interest rates and, most dramatically, the fallout from two major hurricanes that tragically struck this country's Gulf Coast. Despite these headwinds, the financial markets and the U.S. economy did relatively well. Corporate profits overall have generally been strong, and global economies remain fundamentally sound. Growth in U.S. gross domestic product (GDP) was 4.1 percent in 2005's calendar third quarter, and estimates for the fourth quarter are for near 3 percent growth.

Economic growth likely will slow somewhat in the U.S. in 2006, due to higher interest rates and higher energy prices. The Federal Reserve, in continuing its campaign of gradually raising short-term interest rates to fight inflation risks, enacted a quarter-point increase in December, its 13th increase since tightening began in 2004, bringing the Federal Funds rate to 4.25 percent. Although future Fed policy remains uncertain, indications are that the rate-raising campaign is likely to end in 2006. As it becomes clear that the economy is operating at a sustainable, non-inflationary rate, the Fed likely will cease pushing up interest rates.

The other major potential drag on the economy is the rapid rise of oil prices. Crude oil had been rising gradually over the summer, but spiked dramatically following the late-August hurricanes. By the end of December, the price surpassed $61 per barrel. The world is facing constraints in supply such as we have never seen before. While many are forecasting that prices may ease somewhat in 2006, we believe that longer term, higher energy prices are here to stay. As investors, we must remain aware of that reality, its impact on the world economies, and any opportunities that it may create.

While the world and the financial markets continually face challenges brought on by economic or geopolitical events – and although past performance is no guarantee of future results – stocks have historically continued to rise over time. That is why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification among four or five or so different asset classes, you can potentially provide more balance to your investment portfolio over time.

Your financial advisor can help you with these strategies and help you to develop and maintain a customized plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

SMALL CAP FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended December 31, 2005	Beginning Account Value 6-30-05	Ending Account Value 12-31-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,067.10	1.56%	$ 8.14
Class B	1,000	1,062.40	2.49	12.93
Class C	1,000	1,063.00	2.40	12.46
Class Y	1,000	1,069.60	1.07	5.60
Based on 5% Return[2]				
Class A	$1,000	$1,017.33	1.56%	$ 7.95
Class B	1,000	1,012.67	2.49	12.62
Class C	1,000	1,013.13	2.40	12.16
Class Y	1,000	1,019.80	1.07	5.46

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF SMALL CAP FUND

Portfolio Highlights

On December 31, 2005, Waddell & Reed Advisors Small Cap Fund, Inc. had net assets totaling $981,339,187 invested in a diversified portfolio of:

91.47%	Common Stocks
8.53%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on December 31, 2005, your Fund owned:



	Technology Stocks	$24.60
	Business Equipment and Services Stocks . .	$20.23
	Health Care Stocks	$18.46
	Cash and Cash Equivalents.	$ 8.53
	Energy Stocks	$ 6.06
	Capital Goods Stocks.	$ 5.84
	Consumer Nondurables Stocks	$ 4.08
	Retail Stocks.	$ 3.97
	Financial Services Stocks	$ 3.42
	Multiple Industry Stocks	$ 3.26
	Transportation Stocks.	$ 1.55

The Investments of Small Cap Fund

December 31, 2005

COMMON STOCKS	Shares	Value
Air Transportation – 0.07%		
UTi Worldwide Inc.	7,107	$ 660,240
Apparel – 1.21%		
Quiksilver, Inc.*.	854,900	11,831,816
Banks – 1.40%		
City National Corporation.	189,650	13,738,246
Business Equipment and Services – 11.14%		
CheckFree Corporation*	556,686	25,543,537
Headwaters Incorporated*	374,300	13,265,192
Jacobs Engineering Group Inc.*	156,450	10,618,261
Macrovision Corporation*.	669,950	11,204,914
Resources Connection, Inc.*	875,918	22,822,043
Strayer Education, Inc.	156,261	14,656,501
West Corporation*	266,200	11,229,647
		109,340,095
Capital Equipment – 4.14%		
Chicago Bridge & Iron Company N.V., NY Shares	288,700	7,278,127
Cooper Cameron Corporation*	398,000	16,477,200
Shaw Group Inc. (The)*	579,900	16,869,291
		40,624,618
Communications Equipment – 4.80%		
ADTRAN, Inc.	497,800	14,802,083
Andrew Corporation*	363,000	3,893,175
General Cable Corporation*.	553,200	10,898,040
Plantronics, Inc.	619,700	17,537,510
		47,130,808
Computers – Peripherals – 12.19%		
Allscripts Healthcare Solutions, Inc.*	809,600	10,836,496
Avid Technology, Inc.*.	505,010	27,639,197
Cognex Corporation.	638,400	19,203,072
Epicor Software Corporation*	627,100	8,851,516
Kronos Incorporated*	353,750	14,802,669
MICROS Systems, Inc.*.	112,520	5,433,591
Nautilus Group, Inc. (The)	1,005,600	18,764,496
Red Hat, Inc.*.	379,750	10,348,188
WebSideStory, Inc.*	207,100	3,749,546
		119,628,771

See Notes to Schedule of Investments on page 12.

The Investments of Small Cap Fund

December 31, 2005

COMMON STOCKS (Continued)	Shares	Value
Cosmetics and Toiletries – 1.69%		
Nu Skin Enterprises, Inc., Class A.	943,900	**$ 16,593,762**
Electrical Equipment – 1.11%		
Microsemi Corporation*	392,900	**10,857,792**
Electronic Components – 1.75%		
Evergreen Solar, Inc.*	364,500	3,856,410
FormFactor, Inc.*	542,950	13,280,557
		17,136,967
Electronic Instruments – 5.86%		
FLIR Systems, Inc.*	919,800	20,520,738
Trimble Navigation Limited*	596,800	21,165,512
WMS Industries Inc.*	630,700	15,824,263
		57,510,513
Finance Companies – 2.02%		
Financial Federal Corporation	375,450	16,688,752
Nelnet, Inc., Class A*	77,400	3,148,632
		19,837,384
Food and Related – 1.18%		
J.M. Smucker Company (The)	263,600	**11,598,400**
Health Care – Drugs – 4.22%		
Angiotech Pharmaceuticals, Inc.*	879,650	11,576,194
Martek Biosciences Corporation*	513,439	12,633,167
Neurocrine Biosciences, Inc.*	122,100	7,657,502
ViroPharma Incorporated*	515,500	9,547,060
		41,413,923
Health Care – General – 8.95%		
American Medical Systems Holdings, Inc.*	606,320	10,813,717
Connetics Corporation	456,700	6,597,031
Digene Corporation*	277,400	8,088,984
Gen-Probe Incorporated*	231,400	11,273,808
Hologic, Inc.*	468,500	17,746,780
ResMed Inc.*	415,800	15,929,298
Schein (Henry), Inc.*	399,000	17,398,395
		87,848,013
Hospital Supply and Management – 5.29%		
Cerner Corporation*	153,494	13,943,395
PSS World Medical, Inc.*	845,000	12,552,475
VCA Antech, Inc.*	354,350	9,990,898
WellCare Health Plans, Inc.*	377,700	15,429,045
		51,915,813

See Notes to Schedule of Investments on page 12.

The Investments of Small Cap Fund

December 31, 2005

COMMON STOCKS (Continued)	Shares	Value
Multiple Industry – 3.26%		
FoxHollow Technologies, Inc.*.....................	428,001	$ 12,728,750
IntraLase Corp.*................................	707,200	12,588,160
Symmetry Medical Inc.*.........................	37,600	729,064
Volcom, Inc.*	175,800	5,970,168
		32,016,142
Non-Residential Construction – 0.59%		
Perini Corporation*..............................	239,600	5,786,340
Petroleum – Domestic – 1.67%		
Western Gas Resources, Inc.	347,850	16,380,257
Petroleum – International – 1.74%		
Newfield Exploration Company*	341,500	17,098,905
Petroleum – Services – 2.65%		
Cal Dive International, Inc.*......................	290,800	10,432,450
Patterson-UTI Energy, Inc.	474,300	15,597,356
		26,029,806
Railroad – 1.48%		
Kansas City Southern*...........................	593,400	14,496,762
Restaurants – 0.91%		
P.F. Chang's China Bistro, Inc.*	180,000	8,934,300
Retail – Specialty Stores – 3.06%		
Guitar Center, Inc.*.............................	249,100	12,456,245
O'Reilly Automotive, Inc.*........................	546,800	17,541,344
		29,997,589
Timesharing and Software – 9.09%		
CoStar Group, Inc.*	224,200	9,684,319
Digitas Inc.*	1,561,500	19,542,172
FactSet Research Systems, Inc.	694,625	28,590,765
MicroStrategy Incorporated, Class A*	212,400	17,549,550
Zebra Technologies Corporation, Class A*	322,400	13,832,572
		89,199,378
TOTAL COMMON STOCKS – 91.47%		**$897,606,640**

(Cost: $712,757,591)

See Notes to Schedule of Investments on page 12.

The Investments of Small Cap Fund

December 31, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Certificates of Deposit – 0.61%		
Banks		
Wells Fargo Bank, N.A.,		
4.3%, 1–11–06	$6,000	**$ 6,000,000**
Commercial Paper		
Aircraft – 1.02%		
United Technologies Corporation,		
4.32%, 1–3–06	10,000	**9,997,600**
Banks – 0.51%		
Bank of America Corporation,		
4.27%, 1–25–06	5,000	**4,985,767**
Beverages – 0.51%		
Concentrate Manufacturing Company of Ireland		
(The) (PepsiCo, Inc.),		
4.28%, 1–18–06	5,000	**4,989,894**
Capital Equipment – 0.72%		
John Deere Capital Corporation,		
4.34%, 1–9–06	7,105	**7,098,148**
Chemicals – Specialty – 0.51%		
Air Products and Chemicals, Inc.,		
4.33%, 1–4–06	5,000	**4,998,196**
Finance Companies – 0.51%		
Prudential Funding LLC,		
4.28%, 1–11–06	5,000	**4,994,055**
Health Care – Drugs – 0.51%		
Pfizer Investment Capital p.l.c. (Pfizer Inc.),		
4.25%, 1–9–06	5,000	**4,995,278**
Food and Related – 1.07%		
Sara Lee Corporation:		
4.38%, 1–9–06	5,499	5,493,648
4.35%, 1–12–06	5,000	4,993,354
		10,487,002

See Notes to Schedule of Investments on page 12.

The Investments of Small Cap Fund

December 31, 2005

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Household – General Products – 0.84%		
Fortune Brands Inc.,		
4.3%, 1–3–06	$8,248	$ 8,246,030
Multiple Industry – 0.91%		
Michigan Consolidated Gas Co.:		
4.42%, 1–5–06	5,000	4,997,544
4.43%, 1–9–06	4,000	3,996,062
		8,993,606
Publishing – 1.05%		
Tribune Co.:		
4.42%, 1–12–06	6,400	6,391,356
4.35%, 1–19–06	3,951	3,942,407
		10,333,763
Total Commercial Paper – 8.16%		80,119,339
TOTAL SHORT-TERM SECURITIES – 8.77%		$ 86,119,339
(Cost: $86,119,339)		
TOTAL INVESTMENT SECURITIES – 100.24%		$983,725,979
(Cost: $798,876,930)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.24%)		(2,386,792)
NET ASSETS – 100.00%		$981,339,187

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SMALL CAP FUND
December 31, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $798,877) (Notes 1 and 3)	$983,726
Cash	3
Receivables:	
Investment securities sold	6,638
Fund shares sold	1,287
Dividends and interest	30
Prepaid and other assets	47
Total assets	991,731

LIABILITIES

Payable for investment securities purchased	7,771
Payable to Fund shareholders	1,962
Accrued shareholder servicing (Note 2)	378
Accrued service fee (Note 2)	140
Accrued management fee (Note 2)	46
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	6
Other	67
Total liabilities	10,392
Total net assets	$981,339

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 66
Additional paid-in capital	775,098
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(4,772)
Accumulated undistributed net realized gain on	
investment transactions	26,098
Net unrealized appreciation in value of investments	184,849
Net assets applicable to outstanding units of capital	$981,339
Net asset value per share (net assets divided by shares outstanding):	
Class A	$14.97
Class B	$14.09
Class C	$14.27
Class Y	$15.35
Capital shares outstanding:	
Class A	43,286
Class B	5,555
Class C	1,650
Class Y	15,070
Capital shares authorized	1,000,000

See Notes to Financial Statements.

Statement of Operations

SMALL CAP FUND
For the Six Months Ended December 31, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 1,479
Dividends (net of foreign withholding taxes of $4)	1,307
Total income	2,786
Expenses (Note 2):	
Investment management fee.	4,144
Shareholder servicing:	
Class A	1,248
Class B	220
Class C	55
Class Y	169
Service fee:	
Class A	792
Class B	99
Class C	30
Distribution fee:	
Class A	17
Class B	298
Class C	89
Accounting services fee	116
Legal fees	76
Custodian fees.	22
Audit fees.	11
Other	155
Total expenses	7,541
Net investment loss	(4,755)

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	84,577
Unrealized depreciation in value of investments during the period	(17,663)
Net gain on investments.	66,914
Net increase in net assets resulting from operations	$62,159

See Notes to Financial Statements.

Statement of Changes in Net Assets

SMALL CAP FUND
(In Thousands)

	For the six months ended December 31, 2005	For the fiscal year ended June 30, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (4,755)	$ (9,739)
Realized net gain on investments	84,577	76,382
Unrealized appreciation (depreciation)	(17,663)	46,035
Net increase in net assets resulting from operations.	62,159	112,678
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(54,828)	(—)
Class B	(7,009)	(—)
Class C	(2,086)	(—)
Class Y	(18,994)	(—)
	(82,917)	(—)
Capital share transactions (Note 5)	77,703	(91,891)
Total increase	56,945	20,787
NET ASSETS		
Beginning of period.	924,394	903,607
End of period.	$981,339	$924,394
Undistributed net investment loss	$ (4,772)	$ (17)

(1)See "Financial Highlights" on pages 16 - 19.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$15.29	$13.45	$11.00	$10.16	$12.14	$14.68
Income (loss) from investment operations:						
Net investment income (loss)	(0.07)	(0.16)	(0.17)	(0.11)	(0.11)	0.05
Net realized and unrealized gain (loss) on investments	1.12	2.00	2.62	0.95	(1.86)	(1.84)
Total from investment operations	1.05	1.84	2.45	0.84	(1.97)	(1.79)
Less distributions:						
From net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.08)
From capital gains.	(1.37)	(0.00)	(0.00)	(0.00)	(0.00)	(0.67)
In excess of capital gains.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(1.37)	(0.00)	(0.00)	(0.00)	(0.01)	(0.75)
Net asset value, end of period	$14.97	$15.29	$13.45	$11.00	$10.16	$12.14
Total return[1]	6.71%	13.68%	22.27%	8.27%	−16.25%	−12.08%
Net assets, end of period (in millions)	$648	$617	$620	$471	$493	$371
Ratio of expenses to average net assets	1.56%[2]	1.61%	1.63%	1.68%	1.61%	1.59%
Ratio of net investment income (loss) to average net assets	−0.99%[2]	−1.13%	−1.34%	−1.16%	−0.63%	0.53%
Portfolio turnover rate.	37%	75%	93%	34%	27%	35%

*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$14.53	$12.91	$10.66	$ 9.95	$12.01	$14.58
Income (loss) from investment operations:						
Net investment loss. . . .	(0.11)	(0.33)	(0.26)	(0.22)	(0.17)	(0.05)
Net realized and unrealized gain (loss) on investments	1.04	1.95	2.51	0.93	(1.89)	(1.85)
Total from investment operations	0.93	1.62	2.25	0.71	(2.06)	(1.90)
Less distributions:						
From net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
From capital gains.	(1.37)	(0.00)	(0.00)	(0.00)	(0.00)	(0.67)
In excess of capital gains.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(1.37)	(0.00)	(0.00)	(0.00)	(0.00)	(0.67)
Net asset value, end of period.	$14.09	$14.53	$12.91	$10.66	$ 9.95	$12.01
Total return	6.24%	12.55%	21.11%	7.14%	−17.15%	−12.97%
Net assets, end of period (in millions)	$78	$77	$76	$59	$56	$47
Ratio of expenses to average net assets	2.49%[1]	2.57%	2.62%	2.76%	2.67%	2.62%
Ratio of net investment loss to average net assets	−1.92%[1]	−2.09%	−2.33%	−2.24%	−1.68%	−0.51%
Portfolio turnover rate.	37%	75%	93%	34%	27%	35%

*Not shown due to rounding.
[1] Annualized.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$14.69	$13.04	$10.75	$10.01	$12.05	$14.60
Income (loss) from investment operations:						
Net investment loss. . . .	(0.11)	(0.34)	(0.26)	(0.22)	(0.17)	(0.04)
Net realized and unrealized gain (loss) on investments	1.06	1.99	2.55	0.96	(1.87)	(1.84)
Total from investment operations	0.95	1.65	2.29	0.74	(2.04)	(1.88)
Less distributions:						
From net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
From capital gains.	(1.37)	(0.00)	(0.00)	(0.00)	(0.00)	(0.67)
In excess of capital gains.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(1.37)	(0.00)	(0.00)	(0.00)	(0.00)	(0.67)
Net asset value, end of period.	$14.27	$14.69	$13.04	$10.75	$10.01	$12.05
Total return	6.30%	12.65%	21.30%	7.39%	−16.93%	−12.82%
Net assets, end of period (in millions)	$24	$23	$24	$19	$24	$14
Ratio of expenses to average net assets	2.40%[1]	2.45%	2.48%	2.50%	2.41%	2.49%
Ratio of net investment loss to average net assets	−1.83%[1]	−1.98%	−2.19%	−1.97%	−1.45%	−0.38%
Portfolio turnover rate.	37%	75%	93%	34%	27%	35%

*Not shown due to rounding.
[1]Annualized.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$15.61	$13.66	$11.10	$10.19	$12.18	$14.71
Income (loss) from investment operations:						
Net investment income (loss)	(0.07)	(0.08)	(0.10)	(0.19)	(0.01)	0.04
Net realized and unrealized gain (loss) on investments	1.18	2.03	2.66	1.10	(1.91)	(1.76)
Total from investment operations	1.11	1.95	2.56	0.91	(1.92)	(1.72)
Less distributions:						
From net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.07)	(0.14)
From capital gains.	(1.37)	(0.00)	(0.00)	(0.00)	(0.00)	(0.67)
In excess of capital gains.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(1.37)	(0.00)	(0.00)	(0.00)	(0.07)	(0.81)
Net asset value, end of period.	$15.35	$15.61	$13.66	$11.10	$10.19	$12.18
Total return	6.96%	14.28%	23.06%	8.93%	−15.83%	−11.57%
Net assets, end of period (in millions)	$231	$207	$184	$148	$57	$64
Ratio of expenses to average net assets	1.07%[1]	1.06%	1.06%	1.05%	1.07%	1.08%
Ratio of net investment income (loss) to average net assets	−0.50%[1]	−0.58%	−0.77%	−0.56%	−0.07%	0.96%
Portfolio turnover rate	37%	75%	93%	34%	27%	35%

*Not shown due to rounding.
[1]Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2005

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Small Cap Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek growth of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. In deciding whether to make fair value adjustments, the Fund reviews a variety of factors, including news relating to security specific events, developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities. In these cases, the Fund may utilize information from a pricing service to adjust closing market quotations of foreign securities to reflect what it believes to be fair value. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.85% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5042 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,080,123. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended December 31, 2005, W&R received $1,658, $46,507 and $972 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $675,635 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $21,387, which are included in other expenses. The Fund pays Frederick Vogel III additional compensation for his service as lead independent director. For the six-month period ended December 31, 2005, that amount was $363.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $332,026,825 while proceeds from maturities and sales aggregated $395,091,642. Purchases of short-term securities aggregated $2,394,761,130, while proceeds from maturities and sales aggregated $2,369,260,679. During the six-month period ended December 31, 2005, no U.S. government obligations were purchased or sold.

For Federal income tax purposes, cost of investments owned at December 31, 2005 was $799,399,864, resulting in net unrealized appreciation of $184,326,115, of which $216,448,823 related to appreciated securities and $32,122,708 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$ —
Distributed ordinary income	—
Undistributed ordinary income	—
Realized long-term capital gains	24,975,450
Distributed long-term capital gains	—
Undistributed long-term capital gains*	24,975,450
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to December 31, 2005.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended December 31, 2005	For the fiscal year ended June 30, 2005
Shares issued from sale of shares:		
Class A	3,238	6,578
Class B	196	673
Class C	116	353
Class Y	1,238	1,499
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	3,558	—
Class B	487	—
Class C	143	—
Class Y	1,213	—
Shares redeemed:		
Class A	(3,840)	(12,322)
Class B	(427)	(1,261)
Class C	(174)	(641)
Class Y	(683)	(1,643)
Increase (decrease) in outstanding capital shares	5,065	(6,764)
Value issued from sale of shares:		
Class A	$51,323	$ 89,854
Class B	2,953	8,657
Class C	1,766	4,626
Class Y	20,146	20,520
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	54,327	—
Class B	6,991	—
Class C	2,082	—
Class Y	18,980	—
Value redeemed:		
Class A	(60,770)	(167,667)
Class B	(6,416)	(16,389)
Class C	(2,645)	(8,387)
Class Y	(11,034)	(23,105)
Increase (decrease) in outstanding capital	$77,703	$ (91,891)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Small Cap Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Small Cap Fund, Inc. (the "Fund"), as of December 31, 2005 and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended June 30, 2005, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Small Cap Fund, Inc. as of December 31, 2005, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended June 30, 2005, and its financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 10, 2006

Renewal of Investment Management Agreement for Waddell & Reed Advisors Small Cap Fund, Inc.

At their August 23 and 24, 2005 meeting, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Management Agreement between WRIMCO and the Fund. The Disinterested Directors of the Fund were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of WRIMCO and the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to those requests and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio

The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure and average account size information. In addition, the Directors considered the Fund's investment management fees in relation to the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with similar investment objectives, policies and strategies as the Fund (Similar Funds). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with similar investment objectives, policies and strategies as the Fund (Other Accounts).

The Directors considered that the Fund's total return performance was higher than the peer group median and the Lipper index for the one-, three- and five-year periods.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee and overall expense ratio were higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the management and other services provided.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Disinterested Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data. In addition, the Directors considered the soft dollar arrangements with respect to the Fund's portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Income Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Limited-Term Bond Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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